Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-209921
To Prospectus Supplement dated May 26, 2016
(to Prospectus dated March 30, 2016)

Treasury Offering of Units
May 26, 2016

A final short form base shelf prospectus dated March 7, 2016 and a prospectus supplement dated May 26, 2016 containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in British Columbia, Alberta and Ontario. Copies of the final short form base shelf prospectus, any amendment to the short form base shelf prospectus and any applicable shelf prospectus supplement may be obtained from the Lead Agent at: syndication@globalsec.com.

The Company (as defined herein) has filed a registration statement (including a prospectus) and a prospectus supplement with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any of the Agents participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting the Lead Agent at: syndication@globalsec.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the short form base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Investors should be aware that the acquisition of the Units described herein may have tax consequences. Investors should read the tax discussion in the prospectus supplement filed for the Units, however, the short form base shelf prospectus or such prospectus supplement may not fully describe these tax consequences.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	Northern Dynasty Minerals Ltd. (the “Company”).

Offering:	Treasury offering of 31,111,111 units (the “Units”), before giving effect to the Over-Allotment Option.

Units:	Each Unit consists of one common share (a “Share”) and one common share purchase warrant (a “Warrant”).

Warrants:	Each Warrant is exercisable into one common share (a “Warrant Share”) at an exercise price of $0.65 per Warrant Share for a period of five (5) years from the Closing Date.

Issue Price:	$0.45 per Unit.

Amount:	Up to $14,000,000 ($16,100,000 to the extent the Over-Allotment Option is exercised in full).

Over-Allotment Option:

The Company has granted the Agents an option, exercisable, in whole or in part, at any time, and from time to time, until and including 30 days following the closing of the Offering, to purchase up to an additional 4,666,667 Units at the Issue Price to cover over-allotments, if any.

Treasury Offering of Units
May 26, 2016

Concurrent Offering:	The Offering is being conducted concurrently with an offering of up to 2,222,222 Units at the Offering Price for additional gross proceeds of up to $1,000,000.

Use of Proceeds:

The net proceeds of the Offering will be used to fund the Company’s multi- dimensional strategy to address the United States Environmental Protection Agency’s proposed pre-emptive regulatory action under the United States Clean Water Act and to prepare the Pebble Project to initiate federal and state permitting under the United States National Environmental Policy Act, costs to keep the Pebble project in good standing, costs to advance a potential partner(s) transaction, and for working capital and general corporate purposes.

Form of Offering:

Marketed deal on a commercially reasonable efforts basis offered (i) publicly in the provinces of British Columbia, Alberta and Ontario by way of a base shelf prospectus and prospectus supplement; (ii) publicly in the United States only to “Qualified Institutional Buyers” (as defined in Rule 144A of the U.S. Securities Act of 1933, as amended) by way of a U.S. base shelf prospectus and prospectus supplement; and (iii) in jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction.

Agents:	Global Securities Corporation (the “Lead Agent”) and Industrial Alliance Securities Inc.

Listing:

The existing common shares of the Company are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NDM” and on the NYSE MKT under the symbol “NAK”. The Company will use its best efforts to obtain the necessary approvals to list the Shares and Warrant Shares on the TSX and the NYSE MKT, and the Warrants on the TSX.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, DPSPs, RDSPs and TFSAs.

Treasury Offering of Units
May 26, 2016

Commission:

2.0% of the gross proceeds of the Offering payable in cash, provided that the Commission may be increased to a maximum of 4.0% for sales to non-U.S. purchasers in order to permit a concession fee to be paid to licensed broker-dealers, brokers or investment dealers in connection with sales under the Offering.

Closing Date:	On or about June 10, 2016, as mutually agreed to by the Company and the Agents.

An investment in the Units involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of certain of its properties. Prospective investors should carefully consider the risk factors described in the Prospectus under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.